UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-41445

Jianzhi Education Technology Group Company Limited

15/F, Tower A, Yingdu Building, Zhichun Road
Haidian District, Beijing 100086
People’s Republic of China

+86 10 58732560

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Registered Direct Offering

On August 13, 2026, Jianzhi Education Technology Group Company Limited (the “Company”) entered into that certain securities purchase agreement (the “Purchase Agreement”) with certain purchasers thereto, pursuant to which the Company agreed to sell 12,000,000 American Depositary Shares (the “ADSs”) (the “Offering”). The offering price for each ADS is $0.45. The gross proceeds to the Company from the Offering are approximately $5.4 million before deducting estimated Offering expenses.

The Company currently intends to use the net proceeds from the Offering for working capital and general corporate purposes, including but not limited to supporting business operations, content and product development, marketing activities, and other general corporate needs. The closing of the Offering is subject to certain closing conditions set forth in the Purchase Agreement.

A copy of the form of the Purchase Agreement is attached hereto as Exhibit 10.1. The foregoing summary of the terms of the form of the Purchase Agreement is subject to, and qualified in its entirety by, such document.

A copy of the legal opinion delivered by the Company’s Cayman Islands counsel Conyers Dill & Pearman is attached hereto as Exhibit 5.1.

This current report on Form 6-K is incorporated by reference into the registration statement on Form F-3 of the Company (File No. 333-283260) and shall be a part thereof from the date on which this current report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibits

Exhibit No.	Description
5.1	Legal Opinion of Conyers Dill & Pearman
10.1	Form of Purchase Agreement

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JIANZHI EDUCATION TECHNOLOGY GROUP COMPANY LIMITED

By:	/s/ Peixuan Wang
Name:	Peixuan Wang
Title:	Chairwoman of the Board

Date: August 14, 2026

3